Exhibit 99.1

Weibo Reports Second Quarter 2021 Unaudited Financial Results

BEIJING, China – August 18, 2021 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for second quarter ended June 30, 2021.

“We had a strong quarter with broad-based strength of our business, and both our community and revenues grew with accelerated pace,” said Gaofei Wang, CEO of Weibo. “On the user front, both our MAUs and DAUs reached record high in June, leveraging our further enhanced competitiveness in social products, initiatives on the video front and effective channel investment. On monetization, the strong momentum of our ad business was underpinned by our relentless effort to optimize ad products and improve efficiency to drive value for our customers.” Mr. Wang concluded.

Second Quarter 2021 Highlights

•	Net revenues were $574.5 million, an increase of 48% year-over-year or an increase of 34% year-over-year on a constant currency basis [1].
•	Advertising and marketing revenues were $502.3 million, an increase of 47% year-over-year.
•	Value-added service (“VAS”) revenues were $72.1 million, an increase of 54% year-over-year.
•	Income from operations was $193.2 million, an increase of 82% year-over-year, representing an operating margin of 34%.
•	Non-GAAP income from operations was $223.2 million, an increase of 83% year-over-year, representing a non-GAAP operating margin of 39%.
•	Net income attributable to Weibo was $81.0 million and diluted net income per share was $0.35.
•	Non-GAAP net income attributable to Weibo was $182.8 million and non-GAAP diluted net income per share was $0.79.
•	Monthly active users ("MAUs") were 566 million in June 2021, a net addition of 43 million users on a year-over-year basis. Mobile MAUs represented 94% of MAUs.
•	Average daily active users ("DAUs") were 246 million in June 2021, a net addition of 16 million users on a year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the second quarter of 2021 had been the same as it was in the second quarter of 2020, or RMB 7.09=US$1.00.

Second Quarter 2021 Financial Results

For the second quarter of 2021, Weibo’s total net revenues were $574.5 million, an increase of 48% compared to $387.4 million for the same period last year.

Advertising and marketing revenues for the second quarter of 2021 were $502.3 million, an increase of 47% compared to $340.6 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were $462.4 million, an increase of 52% compared to $304.8 million for the same period last year, primarily attributable to a broad-based increase in advertising demand and strong sales execution.

VAS revenues for the second quarter of 2021 were $72.1 million, an increase of 54% year-over-year compared to $46.8 million for the same period last year, mainly attributable to revenues derived from the interactive entertainment company acquired in November 2020 and incremental revenues contributed from online game services.

Costs and expenses for the second quarter of 2021 totaled $381.2 million, an increase of 36% compared to $281.2 million for the same period last year. The increase was primarily due to higher marketing expense and personnel-related cost.

Income from operations for the second quarter of 2021 was $193.2 million, an increase of 82% compared to $106.2 million for the same period last year. Operating margin was 34%, compared to 27% last year. Non-GAAP income from operations was $223.2 million, an increase of 83% compared to $121.9 million for the same period last year. Non-GAAP operating margin was 39%, compared to 31% last year.

Non-operating loss for the second quarter of 2021 was $65.3 million, compared to a non-operating income of $132.5 million for the same period last year. Non-operating loss for the second quarter of 2021 mainly included (i) a $66.6 million impairment charge on equity investments, which is excluded under non-GAAP measures; (ii) a $10.9 million net loss on fair value change of investments, which is excluded under non-GAAP measures; and (iii) an $11.5 million net interest and other income.

Income tax expense were $46.9 million, compared to $40.7 million for the same period last year.

Net income attributable to Weibo for the second quarter of 2021 was $81.0 million, compared to $198.4 million for the same period last year. Diluted net income per share attributable to Weibo for the second quarter of 2021 was $0.35, compared to $0.86 for the same period last year. Non-GAAP net income attributable to Weibo for the second quarter of 2021 was $182.8 million, compared to $114.5 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the second quarter of 2021 was $0.79, compared to $0.50 for the same period last year.

As of June 30, 2021, Weibo’s cash, cash equivalents and short-term investments totaled $2.94 billion. For the second quarter of 2021, cash provided by operating activities was $94.1 million, capital expenditures totaled $9.5 million, and depreciation and amortization expenses amounted to $13.6 million.

Change of Board Committee Member

The Company announced that its board of directors (the “Board”) has appointed Mr. Yan Wang as a member of the compensation committee of the Board, replacing Mr. P. Christopher Lu, who resigned from the compensation committee of the Board, both effective immediately.

Business Outlook

For the third quarter of 2021, Weibo estimates its net revenues to increase by 20% to 25% year-over-year on a constant currency basis. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo's management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on August 18, 2021 (or 7:00 PM – 8:00 PM Beijing Time on August 18, 2021) to present an overview of the Company's financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with dial-in numbers, passcode and unique registrant ID by email. To join the conference, please use the conference access information provided in the email received at the point of registering.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/4468816

Additionally, a live webcast of the call will be available through the Company's corporate website at http://ir.weibo.com.

A telephone replay will be available from 22:00 PM China Standard Time on August 18, 2021 to 21:59 PM China Standard Time on August 26, 2021. To access the recording, please use the following dial-in information listed below:

United States:	+1 855 452 5696
Hong Kong:	800 963 117
Mainland China:	400 602 2065
International:	+61 2 8199 0299
Replay PIN:	4468816

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax primarily related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments, and amortization of convertible debt and unsecured senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses (benefit), and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2021	2020	2021	2021	2020
Net revenues:
Advertising and marketing	$502,338	$340,584	$390,011	$892,349	$616,006
Value-added service	72,128	46,809	68,885	141,013	94,776
Net revenues	574,466	387,393	458,896	1,033,362	710,782

Costs and expenses:
Cost of revenues (1)	92,548	63,584	79,770	172,318	137,694
Sales and marketing (1)	154,393	112,118	143,975	298,368	211,220
Product development (1)	101,419	75,961	96,566	197,985	150,370
General and administrative (1)	32,869	29,545	29,981	62,850	47,298
Total costs and expenses	381,229	281,208	350,292	731,521	546,582
Income from operations	193,237	106,185	108,604	301,841	164,200

Non-operating income (loss):
Impairment on, gain/loss on sale of and fair value change of investments, net	(76,814)	117,379	(58,200)	(135,014)	114,441
Interest and other income , net	11,474	15,085	13,504	24,978	27,990
	(65,340)	132,464	(44,696)	(110,036)	142,431

Income before income tax expenses	127,897	238,649	63,908	191,805	306,631
Provision of income taxes	(46,910)	(40,744)	(14,945)	(61,855)	(56,627)

Net income	80,987	197,905	48,963	129,950	250,004
Less: Net income (loss) attributable to non-controlling interests	(41)	(511)	(857)	(898)	(520)
Net income attributable to Weibo's shareholders	$81,028	$198,416	$49,820	$130,848	$250,524

Basic net income per share attributable to Weibo's shareholders	$0.36	$0.88	$0.22	$0.57	$1.11
Diluted net income per share attributable to Weibo's shareholders	$0.35	$0.86	$0.22	$0.57	$1.10

Shares used in computing basic net income per share attributable to Weibo's shareholders	228,099	226,678	227,771	227,936	226,535
Shares used in computing diluted net income per share attributable to Weibo's shareholders	229,555	233,983	229,302	229,429	227,129

(1) Stock-based compensation in each category:
Cost of revenues	$1,827	$1,155	$1,413	$3,240	$2,502
Sales and marketing	3,298	2,047	2,251	5,549	4,263
Product development	10,137	7,543	8,076	18,213	14,452
General and administrative	5,206	4,149	4,013	9,219	8,971

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$2,005,106	$1,814,844
Short-term investments	930,822	1,682,048
Accounts receivable, net	631,209	492,010
Prepaid expenses and other current assets	587,293	296,757
Amount due from SINA(1)	498,618	548,900
Current assets subtotal	4,653,048	4,834,559

Property and equipment, net	61,033	60,632
Goodwill and intangible assets, net	270,781	208,688
Long-term investments	1,123,258	1,179,466
Other non-current assets	594,605	51,772
Total assets	$6,702,725	$6,335,117

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$159,497	$149,509
Accrued expenses and other current liabilities	697,984	562,333
Deferred revenues	146,085	143,684
Income tax payable	89,100	102,844
Current liabilities subtotal	1,092,666	958,370

Long-term liabilities:
Convertible debt	894,470	892,399
Unsecured senior notes	1,537,264	1,536,112
Other long-term liabilities	70,707	61,906
Total liabilities	3,595,107	3,448,787

Redeemable non-controlling interests	69,359	57,714

Shareholders’ equity :
Weibo shareholders’ equity	3,010,038	2,812,425
Non-controlling interests	28,221	16,191
Total shareholders’ equity	3,038,259	2,828,616

Total liabilities, redeemable non-controlling interests and shareholders’ equity	$6,702,725	$6,335,117

(1) Included short-term loans to and interest receivable from SINA of $480.7 million as of June 30, 2021 and $547.9 million as of December 31, 2020.

WEIBO CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2021	2020	2021	2021	2020
Income from operations	$193,237	$106,185	$108,604	$301,841	$164,200
Add:Stock-based compensation	20,468	14,894	15,753	36,221	30,188
Amortization of intangible assets resulting from business acquisitions	4,876	816	4,519	9,395	1,644
Non-cash compensation cost to non-controlling interest shareholders	4,649	-	8,631	13,280	-
Non-GAAP income from operations	$223,230	$121,895	$137,507	$360,737	$196,032

Net income attributable to Weibo's shareholders	$81,028	$198,416	$49,820	$130,848	$250,524
Add:Stock-based compensation	20,468	14,894	15,753	36,221	30,188
Amortization of intangible assets resulting from business acquisitions	4,876	816	4,519	9,395	1,644
Non-cash compensation cost to non-controlling interest shareholders	4,649	-	8,631	13,280	-
Net results of impairment on, gain/loss on sale of and fair value change of investments	76,814	(117,379)	58,200	135,014	(114,441)
Non-GAAP to GAAP reconciling items on the share of equity method investments	(8,091)	3,389	(1,075)	(9,166)	(1,896)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(198)	112	359	161	115
Tax effects on non-GAAP adjustments(1)	1,648	12,882	(7,148)	(5,500)	13,054
Amortization of convertible debt and unsecured senior notes issuance cost	1,611	1,369	1,612	3,223	2,738
Non-GAAP net income attributable to Weibo's shareholders	$182,805	$114,499	$130,671	$313,476	$181,926

Non-GAAP diluted net income per share attributable to Weibo's shareholders	$0.79 *	$0.50 *	$0.57 *	$1.35 *	$0.80

Shares used in computing GAAP diluted net income per share attributable to Weibo's shareholders	229,555	233,983	229,302	229,429	227,129
Add:The number of shares for dilution resulted from convertible debt(2)	6,753	-	6,753	6,753	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo's shareholders	236,308	233,983	236,055	236,182	227,129

Adjusted EBITDA:
Net income attributable to Weibo's shareholders	$81,028	$198,416	$49,820	$130,848	$250,524
Non-GAAP adjustments	101,777	(83,917)	80,851	182,628	(68,598)
Non-GAAP net income attributable to Weibo's shareholders	182,805	114,499	130,671	313,476	181,926
Interest income,net	(3,848)	(12,635)	(3,939)	(7,787)	(25,984)
Income tax expenses	45,262	27,862	22,093	67,355	43,573
Depreciation expenses	8,204	6,074	7,909	16,113	12,048
Adjusted EBITDA	$232,423	$135,800	$156,734	$389,157	$211,563

(1)	To exclude the provision for income tax primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences as the Company does not expect they can be realized in the foreseeable future.
(2)	To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.
*	Net income attributable to Weibo's shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION
UNAUDITED ADDITIONAL INFORMATION
(In thousands of U.S. dollars)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2021	2020	2021	2021	2020
Net revenues
Advertising and marketing
Non-Ali advertisers	$462,372	$304,838	$356,711	$819,083	$552,693
Alibaba - as an advertiser	39,966	35,746	33,300	73,266	63,313
Subtotal	502,338	340,584	390,011	892,349	616,006

Value-added service	72,128	46,809	68,885	141,013	94,776
	$574,466	$387,393	$458,896	$1,033,362	$710,782